Filed Pursuant to Rule 424(b)(3)

Registration No. 333-286709

ARES STRATEGIC INCOME FUND

SUPPLEMENT NO. 23 DATED JANUARY 29, 2026

TO THE PROSPECTUS DATED APRIL 23, 2025

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Ares Strategic Income Fund (the “Fund”), dated April 23, 2025 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated to disclose that on January 29, 2026, the Fund entered into (i) a Ninth Supplemental Indenture between the Fund and U.S. Bank Trust Company, National Association (the “Trustee”) (the “Ninth Supplemental Indenture”) to the Indenture, dated June 5, 2024, between the Fund and the Trustee (the “Base Indenture,” and, together with the Seventh Supplemental Indenture, the “Indenture”); and (ii) a Registration Rights Agreement (the “Registration Rights Agreement”) with BofA Securities, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC, as the representatives of the initial purchasers of the Notes (as defined below) (the “Initial Purchasers”).

Pursuant to Rule 429 under the Securities Act of 1933, as amended (the “Securities Act”), the Prospectus included herein is a combined prospectus that relates to (i) the Registration Statement (File No. 333-264145), dated April 5, 2022, as amended, previously filed by the Fund on Form N-2 (the “Prior Registration Statement”), and (ii) the Registration Statement (File No. 333-286709), dated April 23, 2025, as amended, previously filed by the Fund on Form N-2. This Supplement also constitutes a supplement to the Prior Registration Statement.

Ninth Supplemental Indenture

On January 29, 2026, the Fund and the Trustee entered into the Ninth Supplemental Indenture. The Ninth Supplemental Indenture relates to the Fund’s issuance, offer and sale of $700,000,000 aggregate principal amount of its 5.550% per annum notes due 2031 (the “Notes”).

The Notes will mature on April 15, 2031. The Notes may be redeemed in whole or in part at the Fund’s option at any time at the redemption price set forth in the Ninth Supplemental Indenture. Interest on the Notes is payable semiannually on April 15 and October 15 of each year, commencing on April 15, 2026. The principal of the Notes is due and payable at the maturity of the Notes. The Notes are direct unsecured obligations of the Fund.

The Fund expects to use the net proceeds of this offering to repay certain outstanding indebtedness under its credit facilities. The Fund may reborrow under its credit facilities for general corporate purposes, which include investing in portfolio companies in accordance with its investment objective.

The Base Indenture, as supplemented by the Ninth Supplemental Indenture, contains certain covenants including covenants requiring the Fund to comply with Section 18(a)(1)(A) as modified by Section 61(a) of the Investment Company Act of 1940, as amended, or any successor provisions, as such obligation may be amended or superseded but giving effect to any exemptive relief granted to the Fund by the Securities and Exchange Commission (the “SEC”), and to provide financial information to the holders of the Notes and the Trustee if the Fund should no longer be subject to the reporting requirements under the Securities Exchange Act of 1934, as amended. These covenants are subject to important limitations and exceptions that are described in the Indenture.

In addition, the Indenture provides that upon the occurrence of a change of control repurchase event (which involves the occurrence of both a change of control and a below investment grade rating of the Notes by Fitch, Inc., Moody’s Investor Services, Inc. and S&P Global Inc.), the Fund will be required to make an offer to purchase the Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase.

The Notes were sold to the Initial Purchasers in a private placement in reliance on Section 4(a)(2) of the Securities Act, and for the initial resale by the Initial Purchasers to (i) persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A in transactions exempt from registration under the Securities Act pursuant to Rule 144A thereunder or (ii) certain non-U.S. persons outside the United States pursuant to Regulation S under the Securities Act. The Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. The transaction closed on January 29, 2026.

The Trustee also serves as the Fund’s custodian under the terms of a custody agreement, pursuant to which it receives customary fees and expenses as custodian.

Registration Rights Agreement

In connection with the sale of the Notes, the Fund entered into a Registration Rights Agreement with the Initial Purchasers. Pursuant to the Registration Rights Agreement, the Fund is obligated to file with the SEC a registration statement relating to an offer to exchange the Notes for new notes issued by the Fund that are registered under the Securities Act and otherwise have terms substantially identical to those of the Notes (except for provisions relating to transfer restrictions and payment of additional interest), and to use its commercially reasonable efforts to consummate such exchange offer on the earliest practicable date after the registration statement has been declared effective but in no event later than 365 days after the initial issuance of the Notes. If the Fund fails to satisfy its registration obligations under the Registration Rights Agreement, it will be required to pay additional interest to the holders of the Notes.

The foregoing descriptions of the Base Indenture, Ninth Supplemental Indenture, Registration Rights Agreement and the Notes do not purport to be complete and are qualified in their entirety by reference to the full text of the Base Indenture, Ninth Supplemental Indenture, Registration Rights Agreement and the Notes, respectively, each of which are filed as Exhibits to the Fund’s Registration Statement on Form N-2 (File No. 333-286709) dated April 23, 2025, as amended and supplemented.

Interest Rate Swaps

In connection with the issuance of the Notes, the Fund entered into an interest rate swap with Wells Fargo Bank, N.A. to swap from a fixed rate of interest to a floating rate of interest. The notional amount of the interest rate swap is $700,000,000, pursuant to which the Fund will receive fixed rate interest at 5.550% and pay floating rate interest based on one-month SOFR +1.8750%. The interest rate swap matures on April 15, 2031.

Please retain this Supplement with your Prospectus.